UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

811916105
(CUSIP Number)

Robert A. Grauman, Esq.
 Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
9,410,656
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
9,410,656
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,410,656

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

18.1%
14.	Type of Reporting Person

CO
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CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
7,698,474
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
7,698,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,698,474

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.8%
14.	Type of Reporting Person

CO
3

CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,254,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,254,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,254,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.0%
14.	Type of Reporting Person

CO
4

CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
9,682,356
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
9,682,356
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,704,056

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

18.6%
14.	Type of Reporting Person

IN
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CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN
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CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO
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The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014, by Amendment No. 7 thereto filed September 8, 2014, by Amendment No. 8 thereto filed November 12, 2014, by Amendment No. 9 thereto filed March 24, 2015, by Amendment No. 10 thereto filed April 8, 2015 and by Amendment No. 11 thereto filed July 1, 2015 (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 12. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the addition of the following information:

Commencing with this Amendment No. 12, this Statement is also filed by FCMI Parent Co. (“FCMI Parent”). FCMI Parent is a Nova Scotia, Canada corporation having its registered office at 900-1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2 and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI Parent’s principal business is management of its own investment portfolio, which it owns directly and through direct and indirectly owned subsidiaries, including FCMI and PABTL. FCMI Parent, FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and Buckingham are referred to collectively in this Schedule 13D as the “Filing Persons.”

The sole directors of FCMI Parent are Mr. Friedberg and Mr. Dan Scheiner, and the sole officers of FCMI are Mr. Friedberg, President, and Mr. Scheiner, Vice President. Information regarding Mr. Friedberg and Mr. Scheiner is set forth in Item 2 of Amendment No. 3 to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the 262,735 Common Shares purchased by FCMI subsequent to the filing of Schedule 13D (Amendment No. 11) was US$1,301,305.85 for 230,735 shares purchased on the NYSE and CDN$228,647.56 for 32,000 shares purchased on the TSX. FCMI obtained the funds used to acquire such Common Shares from its working capital.

The aggregate purchase price for the 212,182 Common Shares purchased by FCMI Parent and reported in this Schedule 13D (Amendment No. 12) (excluding the Common Shares purchased by FCMI Parent in the Issuer’s private placement described in Item 4) was US$1,198,718.62. Details regarding the purchases by FCMI Parent are set forth in Item 5. The aggregate purchase price for the 1,500,000 Common Shares that FCMI Parent purchased in the Issuer’s private placement described in Item 4 is CDN$12,150,000. FCMI Parent obtained the funds used to acquire the Issuer’s Common Shares from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI.

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Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI and FCMI Parent acquired the Common Shares reported in this Schedule 13D (Amendment No. 12), for investment purposes.

FCMI Parent acquired the Common Shares in the Issuer’s private placement described in Item 6 for investment purposes and to provide working capital to the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 11), between July 1, 2015 and July 17, 2015, FCMI purchased a total of 262,735 Common Shares. FCMI purchased a total of 230,735 Common Shares in open-market transactions on the NYSE for an aggregate price of US$1,301,305.85 and 32,000 Common Shares in open market transactions on the TSX for an aggregate price of CDN$228,647.56.

Commencing August 31, 2015, FCMI Parent purchased a total of 212,182 Common Shares in open-market transactions denominated in US$ on the NYSE. The details of such purchases are set forth in the following table.

Purchases By FCMI Parent

Date	No. of Shares	Price/Share (US$)	Total (US$)
8/31/2015	43,000	$5.5900	$240,370.00
9/1/2015	25,100	$5.5617	$142,108.67
9/4/2015	2,200	$5.7486	$12,646.92
9/10/2015	500	$5.7500	$2,875.00
9/11/2015	18,276	$5.7364	$104,838.45
9/28/3015	42,706	$5.7082	$243,774.39
9/29/2015	18,300	$5.6725	$103,806.75
9/30/2015	42,200	$5.5792	$235,442.24
10/1/2015	18,500	$5.6652	$104,806.20
10/2/2015	1,400	$5.7500	$8,050.00
	212,182		$1,198,718.62

On October 30, 2015, FCMI Parent entered into a Subscription Agreement with the Issuer pursuant to which FCMI Parent purchased 1,500,000 Common Shares at a purchase price of CDN$8.10 per share. See Item 6.

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the table provided as part of such information) set forth in Item 5 of Schedule 13D (Amendment No. 11) regarding beneficial ownership of the Issuer’s Common Shares by each of the Filing Persons, and replacing the deleted information with the following information:

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On the date of this Schedule 13D (Amendment No. 12), the Filing Persons are the beneficial owners of, in the aggregate, 9,733,181 Common Shares, representing 18.7% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 52,075,126 Common Shares, consisting of (i) 50,275,126 outstanding on August 12, 2015, as stated by the Issuer in its Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2015 filed as Exhibit 99.2 to its Report on Form 6-K for the month of August 2015 filed on August 14, 2015, and (ii) 1,800,000 Common Shares to be issued in the Issuer’s private placement. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

PABTL	6,254,432	12.0%	6,254,432	[1]	12.0%[1]
FCMI	1,444,042	2.8%	7,698,474	[2]	14.8%[2]
FCMI Parent	1,712,182	3.3%	9,410,656	[3]	18.1%[3]
Buckingham	250,000	0.5%	250,000	[4]	0.5%[4]
Nancy Friedberg	50,825	(5)	300,825	[6]	0.6%[6]
Albert Friedberg	21,700	(7)	9,704,056	[8]	18.6%[8]

[1]	All such shares are owned directly by PABTL.
[2]	Includes 1,444,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[3]	Includes 1,712,182 owned directly by FCMI Parent, 1,444,042 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[4]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[5]	Less than 0.1%
[6]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 4).
[7]	Less than 0.1%
[8]	Includes 6,254,432 shares owned directly by PABTL, 1,444,042 shares owned directly by FCMI, 1,712,182 shares owned directly by FCMI Parent, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg, see note 6), and 250,000 shares owned directly by Buckingham (see note 4). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI Parent, FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except as described in this Item 5, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 12).

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI Parent entered into a Subscription Agreement between FCMI Parent and the Issuer (the “Subscription Agreement”), dated as of October 30, 2015, for the purchase of 1,500,000 Common Shares of the Issuer at a purchase price of $8.10 per share. The Subscription Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including representations and warranties by FCMI Parent as to its non-U.S. status made to support the Issuer’s offer and sale of the Common Shares to FCMI Parent without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), as well as representations and warranties with respect to its status as an “accredited investor” under Canadian securities laws. The Issuer made certain representations and warranties with respect to, among other matters, its business, the accuracy of and absence of any misrepresentations in the reports and other documents that the Issuer has filed with the certain Canadian provincial securities commissions, the U.S. Securities and Exchange Commission and other regulatory authorities. FCMI Parent also acknowledged its understanding of and agreement to comply with resale restrictions on the Common Shares under the 1933 Act and applicable Canadian securities laws, including a four-month holding period under Canadian Securities Laws, and agreed that certificates representing the Common Shares would bear legends reflecting such restrictions.

The Subscription Agreement provides that the closing thereunder will occur on a date (the “Closing Date”) after the Issuer has received all required approvals from applicable regulatory authorities but in any case on or before October 30, 2015. The closing under the Subscription Agreement occurred on October 30, 2015.

The foregoing description of the Subscription Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreements, which is an exhibit to this Schedule 13D (Amendment No. 12) and has been filed with the United States Securities and Exchange Commission.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following information:

The following documents are filed as exhibits to this Schedule 13D. The Joint Filing Agreement filed as Exhibit 99.12 to this Schedule 13D (Amendment No. 12) supersedes and replaces the agreement previously filed as Exhibit 99.3 to the Schedule 13D.

Exhibit No.	Document
99.12	Joint Filing Agreement among the Filing Persons
99.13	Subscription Agreement dated October 30, 2015, between FCMI Parent Co. and Seabridge Gold Inc.
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

FCMI FINANCIAL CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name: Robert Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee
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